UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 15, 2021

PATHFINDER ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40074	98-1575384
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1950 University Avenue Suite 350 Palo Alto, CA 94303	94129
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 321-4910

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fifth of one redeemable warrant	PFDRU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	PFDR	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PFDRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On July 15, 2021, Pathfinder Acquisition Corporation, a Cayman Islands exempted company incorporated with limited liability (“Pathfinder”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Pathfinder, ServiceMax, Inc., a Delaware corporation (“ServiceMax”), and Stronghold Merger Sub, Inc., a Cayman Islands exempted company incorporated with limited liability and a direct wholly owned subsidiary of ServiceMax (“Merger Sub”).

The Business Combination Agreement and the transactions contemplated thereby (collectively, the “Business Combination”) were approved by the boards of directors of each of Pathfinder, ServiceMax and Merger Sub and ServiceMax in its capacity as the sole shareholder of Merger Sub.

The Business Combination and Consideration

The Business Combination Agreement provides for, among other things, the following transactions will occur prior to Closing as part of a pre-closing reorganization (the “Pre-Closing Reorganization”) on the terms and subject to the conditions set forth in the Business Combination Agreement:

●	ServiceMax’s bylaws will be amended and restated;

●	ServiceMax will effect a forward stock split of the shares of common stock of ServiceMax (the “ServiceMax Shares”) pursuant to a fixed exchange ratio;

●	each outstanding unvested equity award of Parent will be adjusted into comparable equity awards of ServiceMax; and

●	ServiceMax JV, LP, a Delaware limited partnership (“Parent”), shall be terminated, dissolved and liquidated in accordance with the applicable provisions of the Business Combination Agreement, the governing documents of ServiceMax, Parent and the general partner of Parent, the Parent shareholders agreements and applicable laws, pursuant to which all of the shares of ServiceMax held by Parent, immediately following the consummation of the stock split described above shall be allocated to the vested equityholders of Parent in accordance with the Business Combination Agreement

The Business Combination Agreement provides for, among other things, the following transactions on the Closing Date on the terms and subject to the conditions set forth in the Business Combination Agreement:

●	Merger Sub will merge with and into Pathfinder (the “First Merger”), with Pathfinder surviving the merger as a wholly-owned subsidiary of ServiceMax;

●	at the effective time of the First Merger (the “First Merger Effective Time”), (i) each outstanding Class A ordinary share of Pathfinder (the “Pathfinder Class A Shares”) and Class B ordinary share of Pathfinder (the “Pathfinder Class B Shares,” and together with the Pathfinder Class A Shares, the “Pathfinder Shares”) (other than treasury shares and any shares held by Pathfinder Acquisition LLC, a Delaware limited liability company (the “Sponsor”)) will be exchanged for one ServiceMax Share;

●	each outstanding Pathfinder Class B Share held by the Sponsor immediately prior to the First Merger Effective Time will be exchanged for a number of ServiceMax Shares based on an exchange ratio (the “Sponsor Exchange Ratio”) with a portion of such ServiceMax Shares issued to the Sponsor by virtue of the First Merger being subject to vesting and other terms and conditions set forth in the Sponsor Letter (as more fully described in the section entitled “Sponsor Letter” below);

●	each outstanding warrant (or fraction of a warrant) to purchase Pathfinder Class A Shares will be converted into one warrant to purchase ServiceMax Shares on the terms and subject to the conditions set forth in the Warrant Agreement dated as of February 16, 2021, by and between Pathfinder and the Continental Stock Transfer & Trust Company; and

●	following the First Merger Effective Time, Pathfinder shall merge with and into ServiceMax (the “Company Merger” and together with the First Merger, the “Mergers”). Following the effective time of the Company Merger, the separate existence of Pathfinder shall cease and the ServiceMax shall continue as the surviving company in the Company Merger.

The “Sponsor Exchange Ratio” shall be 1.0, subject to reduction based on (i) the percentage of Pathfinder Class A Shares that are redeemed in connection with the Business Combination and (ii) the amount that unpaid liabilities of Pathfinder immediately prior to the Closing exceed $30,000,000, provided that in no event will the Sponsor Exchange Ratio be less than 0.5.

The Business Combination Agreement also provides for an alternative transaction structure under which, at any time prior to the filing of the Registration Statement on Form S-4, upon written request from the other party, each of ServiceMax and Pathfinder agree to use reasonable best efforts to consummate a business combination transaction whereby, instead of ServiceMax acquiring Pathfinder, Pathfinder would directly or indirectly acquire or otherwise purchase in a tax-free reorganization all of the equity securities of ServiceMax and Pathfinder would become a Delaware corporation in a tax-free reorganization with a single class of common stock listed on the Nasdaq Capital Market or the New York Stock Exchange (or such other national securities exchange to be mutually agreed upon amongst the parties) (the “Designated Exchange”).

The Business Combination is expected to close in the fourth quarter of 2021, subject to the required approval by Pathfinder’s shareholders, delivery of the written consent by Parent and the fulfillment of other customary closing conditions.

Listing of ServiceMax Post-Closing Common Shares and Percentage Ownership of ServiceMax

The Post-Closing Common Shares and the ServiceMax Warrants are expected to be listed on the Designated Exchange.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including a covenant to use reasonable best efforts to consummate the Business Combination as promptly as reasonably practicable. ServiceMax has also agreed to take all actions within its power as may be necessary or appropriate such that, effective immediately after the closing of the Business Combination, the ServiceMax board of directors shall consist of ten directors, who shall be divided into three classes, which directors shall include eight individuals designated by ServiceMax, one individual designated by Silver Lake Technology Management, L.L.C. and one individual designated by the Sponsor.

Conditions to Each Party’s Obligations

The obligation of Pathfinder and ServiceMax to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the absence of any order, law or other legal restraint or prohibition law issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction, in each case, preventing the consummation of the transactions contemplated by the Business Combination Agreement, (ii) the effectiveness of the Registration Statement on Form S-4 to be filed by ServiceMax in connection with the Business Combination, (iii) the approval of Pathfinder’s shareholders, (iv) the aggregate cash proceeds from Pathfinder’s trust account being equal to or greater than $162,500,000, (v) the approval of ServiceMax’s initial listing application with the Designated Exchange and (vi) after giving effect to the transactions contemplated by the Business Combination Agreement, ServiceMax having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) immediately after the First Merger Effective Time.

In addition, the obligation of ServiceMax to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, the aggregate cash proceeds from Pathfinder’s trust account plus the proceeds from the Private Placement (as defined below) being equal to or greater than $225.0 million. The obligation of Pathfinder to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, (i) there being no Company Material Adverse Effect (as defined in the Business Combination Agreement) since the execution of the Business Combination Agreement, (ii) the governing documents of ServiceMax being amended and restated as contemplated in the Business Combination Agreement and (iii) the consummation of the Pre-Closing Reorganization.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of Pathfinder and ServiceMax, (ii) by Pathfinder if the representations and warranties of ServiceMax and Merger Sub are not true and correct or if ServiceMax or Merger Sub fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by ServiceMax if the representations and warranties of Pathfinder are not true and correct or if Pathfinder fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either Pathfinder or ServiceMax if the Business Combination is not consummated by January 15, 2021, (v) by either Pathfinder or ServiceMax if any governmental entity of competent jurisdiction shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and nonappealable, (vi) by either Pathfinder or ServiceMax if certain required approvals are not obtained from the Pathfinder shareholders after the conclusion of a meeting of Pathfinder’s shareholders held for such purpose at which such shareholders voted on such approvals, and (vi) by Pathfinder if the transaction support agreements (as described below) and certain consents of the shareholder of ServiceMax and Merger Sub are not delivered by the requisite times described in the Business Combination Agreement.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of Willful Breach or Fraud (each as defined in the Business Combination Agreement) and for customary provisions and obligations that survive the termination thereof (such as confidentiality obligations).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties, including for the purpose of allocating risk among the parties rather than establishing matters as facts, and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly, and are subject to a contractual standard of materiality different from that generally applicable to shareholders.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, Pathfinder, the Sponsor and each of Richard Lawson, David Chung, Lindsay Sharma, Jon Steven Young, Hans Swildens, Steven Walske, Lance Taylor, Omar Johnson and Paul Weiskopf (each, a “Pathfinder Insider” and together with the Sponsor, “Pathfinder Persons”), each of whom is a member of Pathfinder’s board of directors and/or management, and ServiceMax entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the following actions will occur:

●	the Sponsor and each director and officer of Pathfinder have agreed to vote the Pathfinder Shares owned by him, her or it in favor of the Business Combination Agreement and the transactions contemplated thereby (including the First Merger) and to forego redemption rights, if any, in respect thereof,

●	each of the Pathfinder Persons who own Pathfinder Class B Shares have agreed to, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the First Merger Effective Time, (i) waive any adjustment to the conversion ratio set forth in the governing documents of Pathfinder and any other anti-dilution or similar protection with respect to the Pathfinder Class B Shares owned by him, her or it (in each case, whether resulting from the transactions contemplated by the Business Combination Agreement or otherwise) and (ii) not assert or perfect any rights to adjustment of the conversion ratio with respect to the Pathfinder Class B Shares owned by him, her or it set forth in the governing documents of Pathfinder or any other anti-dilution or similar protection with respect to the Pathfinder Class B Shares owned by him, her or it (in each case, whether resulting from the transactions contemplated by the Business Combination Agreement or otherwise),

●	subject to, and conditioned upon, the occurrence of and effective as of, the First Merger Effective Time, the Sponsor and the Pathfinder Insiders have each agreed to terminate certain existing arrangements with Pathfinder, including existing registration rights and the existing lock-up obligations with respect to his, her or its Pathfinder Shares, and

●	subject to, and conditioned upon the occurrence of, and effective as of immediately after, the First Merger Effective Time, (i) fifty percent of the ServiceMax Shares that would have been issued to the Sponsor in respect of its Pathfinder Class B Shares (assuming (A) there were no redemptions and (B) unpaid liabilities of Pathfinder were less than or equal to $30,000,000) will fully vest, and (ii) those ServiceMax Shares that are issued to the Sponsor in respect of its Pathfinder Class B Shares other than those that vested pursuant to the above (collectively, the “Earn-Out Shares”) shall be subject to vesting conditions and other restrictions set forth in the Sponsor Letter Agreement.

●	The vesting conditions for the Earn-Out Shares shall be as follows:

●	thirty-three percent of the Earn-Out Shares will vest if the closing price of the ServiceMax Shares is greater than or equal to $12.50 (as adjusted for share subdivisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) over any twenty out of thirty trading day period during the five year period following the Closing,

●	thirty-three percent of the Earn-Out Shares will vest if the closing price of the ServiceMax Shares is greater than or equal to $15.00 (as adjusted for share subdivisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) over any twenty out of thirty trading day period during the five year period following the Closing, and

●	thirty-three percent of the Earn-Out Shares will vest if the closing price of the ServiceMax Shares is greater than or equal to $17.50 (as adjusted for share subdivisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) over any twenty out of thirty trading day period during the five year period following the Closing.

The five year vesting period described in the preceding paragraphs will, if a definitive purchase agreement with respect to a Company Sale (as defined in the Sponsor Letter Agreement) is entered into on or prior to the end of such period, be extended to the earlier of one day after the consummation of such Company Sale and the termination of such definitive transaction agreement, and if a Company Sale occurs during such five year (or, as applicable, longer) vesting period, then all of the Earn-Out Shares unvested as of such time will automatically vest immediately prior to the consummation of such Company Sale if the transaction consideration in such Company Sale is over the vesting threshold for each such Earn-Out Share. If any Earn-Out Shares have not vested on or prior to the end of the five year vesting period (including pursuant to a Company Sale), then such Earn-Out Shares will be forfeited.

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

Private Placement

Concurrently with the execution of the Business Combination Agreement, Pathfinder and ServiceMax entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “Private Placement Investors”), pursuant to which the Private Placement Investors agreed to subscribe for and purchase, and ServiceMax agreed to issue and sell to the Private Placement Investors, on the Closing Date (as defined in the Business Combination Agreement) immediately prior to the First Merger Effective Time, an aggregate of 1,000,000 ServiceMax Post-Closing Common Shares (the “Private Placement Shares”) for a purchase price of $10.00 per share, for expected aggregate gross proceeds of $10,000,000 (the “Private Placement”). Pursuant to the Subscription Agreements, a Private Placement Investor may reduce the number of Private Placement Shares that such Private Placement Investor subscribed for pursuant to the applicable Subscription Agreement, if and as necessary so that such Investor, in its reasonable discretion, may ensure that its acquisition of voting securities of ServiceMax pursuant to the Subscription Agreement will be exempt from the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”) pursuant to 15 U.S.C. § 18a(c)(10).

The purpose of the sale of the Private Placement Shares is to raise additional capital for use in connection with the Business Combination and to meet the minimum cash requirements provided in the Business Combination Agreement.

The closing of the Private Placement is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that ServiceMax will grant the Private Placement Investors certain customary registration rights.

The foregoing description of the Subscription Agreements, and the Private Placement is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is attached as Exhibit 10.2 hereto and is incorporated herein by reference.

ServiceMax Transaction Support Agreements

On the second calendar day following the signing of the Business Combination Agreement, (a) Parent, ServiceMax JV GP, LLC, a Delaware limited liability company (“Parent GP”) and the general partner of Parent (collectively, the “ServiceMax Transaction Supporting Shareholders”), and ServiceMax will enter into a Transaction Support Agreement (the “ServiceMax Transaction Support Agreement”) with Pathfinder and the Sponsor, pursuant to which the ServiceMax Transaction Supporting Shareholders will agree to, among other things, (i) be bound by and subject to certain covenants and agreements related to, or in furtherance of, the transactions contemplated by the Business Combination Agreement and the Ancillary Documents (as defined in the Business Combination Agreement) (including the Pre-Closing Reorganization and the Mergers), (ii) support and vote in favor of the Business Combination Agreement, the Ancillary Documents to which ServiceMax is or will be a party and the transactions contemplated thereby (including the Pre-Closing Reorganization and the Mergers) and (iii) take, or cause to be taken, any actions necessary or advisable to (A) cause certain agreements to be terminated effective as of the Closing and (B) not consent to or approve any direct or indirect transfers of equity securities of Parent or ServiceMax, in each case, on the terms and subject to the conditions set forth in the ServiceMax Transaction Support Agreement, and (b) SLP Snowflake Aggregator, LP, a Delaware limited partnership (“Silver Lake LP”), will enter into a transaction support agreement (the “ServiceMax Shareholder Transaction Support Agreement”), with ServiceMax, Sponsor and Pathfinder pursuant to which Silver Lake LP will agree to, among other things, (i) be bound by and subject to certain covenants and agreements related to, or in furtherance of, the transactions contemplated by the Business Combination Agreement and the Ancillary Documents (including the Pre-Closing Reorganization and the Mergers), (ii) consent to and approve the Business Combination Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Pre-Closing Reorganization and the Mergers) and (iii) take, or cause to be taken, any actions necessary or advisable to (A) cause certain agreements to be terminated effective as of the Closing and (B) not consent to any direct or indirect transfers of equity securities of Parent or ServiceMax, in each case, on the terms and subject to the conditions set forth in the ServiceMax Shareholder Transaction Support Agreement, in each case, on the terms and subject to the conditions set forth in the applicable ServiceMax Shareholder Transaction Support Agreement.

The foregoing descriptions of each of the ServiceMax Transaction Support Agreement and the ServiceMax Shareholder Transaction Support Agreements are each subject to and qualified in its entirety by reference to the full text of the ServiceMax Transaction Support Agreement and the ServiceMax Shareholder Transaction Support Agreement, respectively, a copy of each of which is included as Exhibit 10.3 and Exhibit 10.4 hereto, respectively, and each of which are incorporated herein by reference.

Shareholder Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Pathfinder, the Sponsor, ServiceMax, Silver Lake LP and certain other equityholders of Parent (who will own ServiceMax Shares upon the consummation of the Pre-Closing Reorganization) (collectively, the “Investors”) entered into a registration and shareholder rights agreement (the “Shareholder Rights Agreement”) to be effective upon closing pursuant to which, among other things, the Investors have been granted certain customary registration rights and, in the case of Silver Lake LP, have been granted certain rights to nominate directors for election or appointment to the board of Pathfinder following the closing of the Business Combination.

Pursuant to the Shareholder Rights Agreement, the Sponsor has agreed that, subject to certain customary exceptions, it will not effect any sale or distribution of ServiceMax equity securities during the period commencing on the Closing Date and ending on the earlier of (a) the date that is twelve (12) months following the Closing Date and (b) the first date on which the closing price of the ServiceMax Shares has been greater than or equal to $12.50 per share (as adjusted for share subdivisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) measured using the daily closing price for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date (the “Lock-Up Release Condition”). Each other Investor has agreed that, subject to certain customary exceptions, he, she, or it shall not effect any sale or distribution of ServiceMax equity securities during the period commencing on the Closing Date and ending on the earlier of (x) the date that is six (6) months following the Closing Date and (y) the first date on which the Lock-Up Release Condition is satisfied.

The foregoing description of the Shareholder Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Shareholder Rights Agreement, a copy of which is included as Exhibit 10.5 hereto and is incorporated herein by reference.

Working Capital Note

On July 15, 2021, Pathfinder issued a promissory note (the “Working Capital Note”) to the Sponsor providing for borrowings by Pathfinder in an aggregate principal amount of up to $500,000. The Working Capital Note was issued to allow for borrowings from time to time by Pathfinder for working capital expenses. The Working Capital Note (i) bears no interest, (ii) is due and payable upon the earlier of (a) February 19, 2023 and (b) the date that Pathfinder consummates an initial business combination and (iii) may be prepaid at any time.

The issuance of the Working Capital Note has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) thereof.

The foregoing description of the Working Capital Note is subject to and qualified in its entirety by reference to the full text of the Working Capital Note, a copy of which is included as Exhibit 10.6 hereto and is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K regarding the issuance of the Working Capital Note is incorporated by reference herein.

Additional Information

In connection with the proposed transaction, ServiceMax intends to file a registration statement on Form S-4 with the SEC that will include a prospectus with respect to the securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Pathfinder to vote on the proposed transaction. Shareholders of Pathfinder and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Pathfinder, ServiceMax and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Pathfinder as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Pathfinder will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Pathfinder and their ownership is set forth in Pathfinder’s filings with the SEC, including the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Pathfinder shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Pathfinder and ServiceMax. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the proposed transaction, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although each of Pathfinder and ServiceMax believes that it has a reasonable basis for each forward-looking statement contained in this Current Report on Form 8-K, each of Pathfinder and ServiceMax caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. Forward-looking statements in this Current Report on Form 8-K include, but are not limited to, statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Pathfinder nor ServiceMax can assure you that the forward-looking statements in this Current Report on Form 8-K will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of ServiceMax or Pathfinder is not obtained; the failure to realize the anticipated benefits of the business combination; risks relating to the uncertainty of the projected financial information with respect to ServiceMax; risks related to the timing and achievement of expected business milestones; the effects of competition on ServiceMax’s business; the risk that the business combination disrupts current plans and operations of Pathfinder and ServiceMax as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; risks relating ServiceMax’s history of no revenues and net losses; risks relating to ServiceMax’s intellectual property portfolio; the amount of redemption requests made by Pathfinder's public shareholders; the ability of Pathfinder, ServiceMax or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or in the future and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form S-4 to be filed by ServiceMax with the SEC and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. The forward-looking statements in this Current Report on Form 8-K represent the views of Pathfinder and ServiceMax as of the date of this Current Report on Form 8-K. Subsequent events and developments may cause that view to change. However, while Pathfinder and ServiceMax may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Pathfinder or ServiceMax as of any date subsequent to the date of this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of July 15, 2021, by and among Pathfinder Acquisition Corporation, ServiceMax, Inc. and Stronghold Merger Sub, Inc.
10.1	Sponsor Letter Agreement, dated as of July 15, 2021, by and among Pathfinder Acquisition Corporation, Pathfinder Acquisition LLC, and each of Richard Lawson, David Chung, Lindsay Sharma, Jon Steven Young, Hans Swildens, Steven Walske, Lance Taylor, Omar Johnson and Paul Weiskopf.
10.2	Form of Subscription Agreement.
10.3	ServiceMax Transaction Support Agreement, dated as of July 15, 2021, by and among Pathfinder Acquisition Corporation, ServiceMax, Inc., Pathfinder Acquisition LLC, ServiceMax JV GP, LLC and ServiceMax JV, LP.
10.4	ServiceMax Shareholder Transaction Support Agreement, dated as of July 15, 2021, by and among Pathfinder Acquisition Corporation, ServiceMax, Inc., Pathfinder Acquisition LLC and SLP Snowflake Aggregator, L.P.
10.5	Registration and Shareholder Rights Agreement, dated as of July 15, 2021, by and among Service Max, Inc., Pathfinder Acquisition LLC, SLP Snowflake Aggregator, LP and the other parties named therein.
10.6	Promissory Note, dated as of July 15, 2021, by and between Pathfinder Acquisition LLC and Pathfinder Acquisition Corporation.

† Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 19, 2021

PATHFINDER ACQUISITION CORPORATION

By:	/s/ David Chung
Name:	David Chung
Title:	Chief Executive Officer